Background. That "IRSA" declares to be the owner of a plot of land situated in this city, hereinafter called " the Property", with everything in it built and attached to the ground, designated as PARCEL 1 of plot THIRTY FIVE with front to the streets MÉNDEZ DE ANDES numbers 621, 625, 639,653 y 659 [ ... ].

Object. Barter. […] both parties have agreed to enter into a barter agreement for existing objects (the “Property”) and for future objects (units to be transferred) in accordance with the following terms and conditions:

FIRST: The transferring party as the only owner of the property transfers full ownership to "TGLT" under barter agreement of the plot of land or property detailed in paragraph 2 of the witnesses section, whose location, dimensions, boundaries, surface and other circumstances were referred to above and incorporated herein by reference. This transfer includes all rights that "IRSA" has in the "building project" to be built on the property including registered work plans attached hereto as Exhibit I.

SECOND: Consideration by "TGLT" 2.1. Cash consideration. “TGLT” agrees to pay “IRSA” a cash consideration for the amount of U.S. Dollars one hundred fifty-nine thousand three hundred seventy-five (US$ 159,375) within forty-eight (48) hours from the granting of this deed of title, which TGLT may pay in Argentine pesos at the exchange rate published by the “Banco de la Nación Argentina” at the closing rate of the day prior to the payment to “IRSA”. […]. Non-cash consideration. As the only non-cash consideration for the barter of “the Property”, "TGLT" commits to transfer opportunely the full ownership to "IRSA" who accepts such commitment, under the Horizontal Property Law (Law 13,512) of future real estate properties that will integrate the buildings that "TGLT" it is obligated to build on the property acquired in this agreement. The real estate properties that TGLT is obligated to transfer to IRSA will be part of the BUILDINGS designated temporarily with the letters "A", "B" and "C", and will have the percentages of such BUILDINGS detailed as follows: (i) a number to be determined of Housing Units (apartments) representing in the aggregate twenty three point ten (23.10%) of square meters of housing (apartments) of the said Buildings. "TGLT" also will guarantee to IRSA a minimum of  six thousand nine hundred forty -five square meters (6,945 m2)  marketable square meters of housing (department), of which 1,535 square meters (1,535 m2) will belong to the building designated by the letter "A"; two thousand four hundred eighteen square meters (2,418 m2) will belong to building designated with the letter "B"; and two thousand nine hundred ninety nine square meter (2,999 m2) will belong to the building designated with the letter " C", (ii) a number to be determined of parking spaces, representing in the aggregate twenty one point ten percent (21.10%) of the total square meters of parking spaces located in the two basement levels of the building that "TGLT" will build on the Property, with a guaranteed minimum for "IRSA" of one parking space for each Housing Units that corresponds as non-cash consideration in each of the BUILDINGS. "TGLT" has the right to build Complementary storage Units as long as it is authorized by the competent authority. In that case, "TGLT" will have the additional obligation to the obligations set forth in paragraphs (i) and (ii) to transfer to "IRSA" also in consideration for the transfer of the property, a number of supplementary storage units, to be determined, equivalent to twenty one point ten percent (21.1%) of square meters of storage spaces of buildings that "TGLT" will build in the property. It is noted that the selection criteria of Complementary Units corresponding to Functional Storage Space Housing Units (apartments) shall keep a similar proportionality to the selection criteria of one used by "IRSA". According the above mentioned, such functional units Housing (apartments), Functional Units parking spaces and Complementary storage Units will integrate all the buildings that "TGLT" commits to construct and finish, at its sole expense, cost, risk and responsibility in the Property, subject to the Conditions of Sale of the Units, specification and General Technical Specifications that attached hereto Exhibit III. The Committed Units are detailed and identified in Exhibit IV.
[ ... ] It is in any event expressly clarified and agreed that the transfer by "TGLT" to "IRSA" of Apartment Units together with the aforementioned cash consideration, will be the total consideration for this barter agreement. "IRSA" will not assume any contingency risk related with the construction or the transfer to “IRSA” of any such Apartment Units, or the deviations that the Apartment Units may have if compared to the committed Apartment Units.

THIRD:  Valuation of the barter agreement. The parties agree that the value of the property transferred by this act, is set in the amount of TWELVE MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS (US$ 12,750,000).
The above price shall be paid by the transfer of the cash consideration referred to in section 2.1. preceding and the transfer, as agreed in section 2.2, of the full ownership and control, free from all liens and encumbrances of the Apartment Units committed.
Given the reciprocity of this agreement, fact that is acknowledged and accepted by "TGLT", “TGLT” may not claim any payment of money difference for any cause including but not limited to: errors of assessment, higher costs, additional works, additional labor costs, supplies or any other current or future additional cost in the construction of the Apartment Units, even if the increase in the costs implies less benefit margin. Consequently ”IRSA" assigns and transfers to "TGLT" all possession and ownership rights over said Property that had belonged to “IRSA”, agreeing to be obligated of any eviction case according to law . "TGLT" agrees and accepts possession of the Property, received on the day before the date of this agreement.

FOURTH: 4.1. "TGLT" agrees and undertakes to the following: [ ...]
a)
Amendment and registration of the construction plans. Submit, within eighteen (18) months from the date of the day, for registration to the competent authorities of the Government of the City of Buenos Aires, the construction plan with the alterations made because of this project. If "TGLT" intends to introduce one or several alterations to the construction plan, then TGLT shall send written notice to "IRSA” attaching the proposed amendments to the plans and documents. "IRSA" shall have a term of ten (10) working days from receipt of this letter and documentation with the amendment proposal to introduce any modification that deems necessary. The silence from "IRSA" on expiration of the period of ten (10) working days, shall be tacit acceptance of the proposed changes. [ ... ] If the parties do not reach an understanding about the amendments to the construction plan after a maximum period of thirty (30) days from the receipt by "IRSA" of the note and its documentation, as aforementioned, such conflict between "IRSA" and "TGLT" will be submitted to Mr. Rodolfo Seminar, member of Syasa Group (Seminar and Associates SA), for a final resolution.

e) Complete Construction of the building. Technical Documentation, construction and investment Schedule. “TGLT" undertakes to build and finish the three buildings according to the following detail: BUILDING designated by the letter "A" , within thirty-six (36) months starting on the day of the date, the building designated by the letter "B", within forty-two (42) months from the day of the date, and the building designated by the letter "C" , within forty-eight (48) months from the day of the date. [...]
h) Possession of the Apartment Units. Maximum within forty (40) months from the date of this agreement, “TGLT” will finish the construction of the building designated with the Letter "A", within forty-six (46) months from the date of this agreement TGLT will finish the construction of the building designated with the Letter "B", and within fifty-two (52) months from the date of this agreement for the building designated by the letter "C", " IRSA " may choose to get possession of the  Functional Housing Units, in the terms and conditions established hereby [ ... ].
4.2. Other obligations. [ ...] "TGLT" shall not transfer the Property to third parties, under any title, without the prior written approval of "IRSA". This restriction is based on the obligations and commitments for “TGLT" arising from this agreement, and the intuitu personae characteristic of this agreement that has been specially considered by "IRSA" for entering into this contract. As such, if "IRSA" eventually accepts the assignment of this agreement to third parties, "TGLT" (or , if applicable , any successor in the domain of the Property), must meet the following requirements: (i) the assignee shall prove to have solvency and good credit, as well as sufficient economic, financial, legal, commercial and technical capacity to fulfill the obligations under this contract, all to "IRSA"´s satisfaction, (ii) the assignee, together with the acquisition of the Property shall assume expressly and unconditionally all the obligations, charges and commitments set out in this contract [ ... ]
7. Default.  7.1. In case of default of "TGLT" of any of its obligations arising from this agreement, "IRSA" shall have the right to: (a) seek specific performance of this Agreement and request liquidated damages, (b) terminate this agreement, (c) require immediate payment of all  fines  as compensation [...] (d) execute the mortgage by any judicial or extrajudicial proceedings for the outstanding principal U.S. Dollars TWELVE MILLION SEVEN HUNDRED FIFTY THOUSAND (US$ 12,750,000 ) with fines, interest, etc., costs, expenses and other items that may be applicable, (e) to execute  the pledge of the shares,  and / or (f) take any legal action and any other  legal remedies that may correspond to "IRSA" under a breach of agreement by " TGLT ".
7.2. Regarding  the obligations of " TGLT " under this agreement, is expressly agreed that in the exceptional case of administrative and /or registry delays and/or delays by force majeure related to  approvals and registrations relating to the acts and plans listed above, which prove to be beyond the control and diligence of "TGLT",  a term extension shall be automatically awarded for an equal period to that corresponding to these possible delays that may have occurred and not be subject to the penalties provided herein. [ ... ]
7.3. " TGLT " accepts and assumes, exclusively as its sole expense, cost, risk and responsibility all the obligations related to and/or arising from the approval, construction, development (including drafts, plans, calculations and other technical documentation , as well as all contracts, bids, etc. ), termination, organization and/or marketing of the Apartment Units. Consequently, it is established that "TGLT" agrees to indemnify and hold harmless “IRSA", throughout the term of statutory limitation, against any claim, demand, action, penalty, loss, damage and/or injury "IRSA" might be subject to (including the authorities and/or assignees of "IRSA") by any related circumstances referred to and /or arising from the approval, construction, development, organization and/or marketing of the Apartment Units. [ ... ]
8) Mortgage. In guarantee of the full compliance of the obligations of the debtor specified in this agreement and in particular, the payment of fines, restitution, costs, expenses and other items agreed by the parties, "TGLT" grants a first degree mortgage to "IRSA”, empowering the creditor with the possibility to sale the property  if the obligations of "TGLT " are not met within the time agreed,. In order to comply with the provisions of Articles 3,109 and 3,131 of the Civil Code and taking into account the nature of the obligations secured by this Mortgage, the parties agrees to estimate the amount of this mortgage in the amount of TWELVE MILLION SEVEN FIFTY THOUSAND DOLLARS (US$ 12,750,000) . [ ... ]
12) Guarantee Insurance:  To ensure (i) any defects, faults and/or failures in the Apartment Units to be bartered and/or common areas of the building, and/or (ii) the obligations set out in paragraph 7.4. above, "TGLT" (as policyholder) will take a guarantee insurance simultaneously with the granting of title deeds of the Apartment Units of each of the buildings  to "IRSA" (as insured and beneficiary), for the amount of U.S. Dollars three hundred thirty-three thousand (US$ 333,000 ) for each building, issued by an insurance company expressly accepted by "IRSA" [ ... ].